Exhibit 99.1

NEWS RELEASE

Precision Drilling Trust Announces Effectiveness of Registration
Statement in Connection with Rights Offering

Calgary, Alberta, Canada – April 30, 2009

(Canadian dollars, except as noted)

This news release contains “forward-looking information and statements” within the meaning of applicable securities laws.  For a full disclosure of the forward-looking information and statements and the risks to which they are subject, see the “Cautionary Statement Regarding Forward-Looking Information and Statements” later in this news release.

Precision Drilling Trust (the “Trust”) announced today that a registration statement on Form F-7 covering the previously announced rights offering to unitholders of the Trust (the “Rights Offering”) has been filed with the U.S. Securities and Exchange Commission and is effective.  Pursuant to the Rights Offering, each holder of trust units of the Trust (the “Trust Units”) and holders of exchangeable units of Precision Drilling Limited Partnership (the “Exchangeable Units”), which are exchangeable into Trust Units on a one for one basis, will receive one transferable right (a “Right”) for every Trust Unit or Exchangeable Unit held.  Every seven Rights will entitle a holder to purchase one Trust Unit at a price of $3.00.

A Rights Offering Circular will be mailed to unitholders of record on May 5, 2009.  The Trust has received approval for listing of the Rights and the Trust Units to be issued upon exercise of the Rights on the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”).  The Rights are listed on the TSX under the trading symbol “PD.RT” and on the NYSE under the trading symbol “PDS RT”.   The Rights will stop trading on the NYSE on May 28, 2009 and on the TSX on June 3, 2009.  The Rights will expire at 4:30 PM (Calgary time) on June 3, 2009.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Statements about the Trust's expectations and all other statements in this news release, other than historical facts, are "forward-looking information" within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking information and statements"). These forward-looking information and statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties and factors, many of which are outside of the Trust's control, which could cause actual results to differ materially from such statements.  Forward-looking information and statements in this news release include, but are not limited to, statements about the prospect for, and timing of the completion of, the proposed Rights Offering, the use of the proceeds from the proposed Rights Offering and the ultimate outcome of the Rights Offering.  Among the factors that could cause results to differ materially from those indicated by such forward-looking information and statements are a failure to complete the proposed Rights Offering, the possibility of a reduced take up under the Rights Offering and any failure to obtain any required regulatory approvals.  No assurance can be given that any of the events anticipated by the forward-looking information and statements will transpire or occur or, if any of them does so, what benefits the Trust will derive from them.

4200, 150 - 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403.716.4500
Facsimile:  403.264.0251

ABOUT THE TRUST

The Trust is a leading provider of safe, high performance energy services to the North American oil and gas industry. The Trust provides customers with access to an extensive fleet of contract drilling rigs, service rigs, camps, snubbing units, wastewater treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

The Trust is headquartered in Calgary, Alberta, Canada.  The Trust is listed on the Toronto Stock Exchange under the trading symbol “PD.UN” and on the New York Stock Exchange under the trading symbol “PDS”.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

For further information, please contact:

David Wehlmann, Executive Vice President, Investor Relations
Precision Drilling Corporation, Administrator of Precision Drilling Trust

403-716-4575
403-716-4755 (FAX)

4200, 150 – 6th Avenue S.W.
Calgary, Alberta T2P 3Y7

Website:  www.precisiondrilling.com